SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

 Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on September 4, 2024.

By letter dated September 4, 2024,  the company reported that in compliance with Section 62 of the Regulations issued by the Bolsas y Mercados Argentinos S.A., this is to report the following information:

1. Profit of the fiscal year	in million of ARS
	06/30/2024	06/30/2023
Profit of the fiscal year	104,729	279,709
Attributable to:
Shareholders of the controlling company	84,576	156,874
Non-controlling interest	20,153	122,835

2. Other comprehensive income for the fiscal year	in million of ARS
	06/30/2024	06/30/2023
Other comprehensive income for the fiscal year	(76,965)	33,600
Attributable to:
Shareholders of the controlling company	(26,285)	13,756
Non-controlling interest	(50,680)	19,844

3. Total comprehensive income for fiscal year	in million of ARS
	06/30/2024	06/30/2023
Total comprehensive income for fiscal year	27,764	313,309
Attributable to:
Shareholders of the controlling company	58,291	170,630
Non-controlling interest	(30,527)	142,679

4. Equity details	in million of ARS
	06/30/2024	06/30/2023
Share Capital	594	586
Treasury shares	2	7
Comprehensive adjustment of capital stock and of treasury shares	203,717	203,681
Warrants	18,477	18,970
Share Premium	268,339	252,185
Premium for trading of treasury shares	(22,353)	(14,237)
Legal Reserve	27,457	19,500
Special Reserve	131,647	127,174
Cost of treasury share	(2,774)	(9,617)
Conversion reserve	(7,341)	22,104
Reserve for stocks-based payments	1,962	1,962
Future dividends reserve	27,595	-
Other reserves	3,122	25,725
Retained earnings	45,799	124,843
Shareholders’ Equity attributable to controlling company’s shareholders	696,243	772,883
Non-controlling interest	867,667	1,010,945
Total shareholder's equity	1,563,910	1,783,828

In compliance with the Article 62 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 596,355,320 (including treasury shares), divided into 596,355,320 ordinary shares, registered, non-endorsable shares nominal value of ARS 1 each and entitled to one vote per share. Total shares outstanding is 594,390,757.

The Company's market capitalization as of June 30, 2024 was approximately USD 490 million (59,635,532 ADS with a price per ADS of USD 8.22).

As of June 30, 2024, the Company’s principal shareholder and beneficial owner is Eduardo Sergio Elsztain. Direct or indirectly,  through the vehicles Inversiones Financieras del Sur S.A (IFISA), Consultores Venture Capital Uruguay S.A. (CVCU) and Consultores Asset Management S.A., owns 230,771,688 shares, accounting for 38.82% of the share capital (net of treasury shares). Eduardo Sergio Elsztain is domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay, CVCU is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, and Consultores Asset Management S.A. is a company incorporated and domiciled at Bolivar 108, 1st floor, Buenos Aires City Center, Argentina.

In addition, we report that as of June 30, 2024, after deducting direct and indirect Eduardo Sergio Elsztain's interest through IFISA, CVCU and Consultores Asset Management S.A., the remaining shareholders held 363,619,069 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 61.18% of the issued and subscribed capital stock (net of treasury shares).

It should be considered that in March 2021 the company increased its share capital by 90 million shares. For each subscribed share, each shareholder received at no additional cost 1 warrant, that is, 90 million warrants were issued. Additionally, as a result of the cash dividend payment made on May 14, 2024, certain terms and conditions of the outstanding options to subscribe for common shares were modified, with the current conversion ratio being 1.3146 common shares of nominal value per exercised option and the current exercise price being USD 0.4303 per share.The options expire on March 10, 2026 and are listed on the Buenos Aires Stock Exchange under the symbol “CRE3W” and on the NYSE under the symbol “CRESW”. As of today, the number of warrants outstanding is 85,998,622.

In the case that all warrants were converted, the number of shares issued and subscribed would increase to 709,409,108. We also inform that if the group of control were to exercise its warrants like the rest of the shareholders, its stake would increase by 46,192,546 ordinary shares, which would mean a 39.15% stake on the share capital, that is, 276,964,234 shares.

Below are the highlights for the fiscal year ended June 30, 2024:

●
The net result for fiscal year 2024 recorded a gain of ARS 104,129 million compared to a gain of ARS 279,709 million in 2023.

●
The company's adjusted EBITDA reached ARS 256,396 million in fiscal year 2024, ARS 80,066 million from the agricultural business and ARS 176,330 million from the urban properties and investments business, increasing 23.5% compared to fiscal year 2023.

●
We concluded a campaign with productive challenges in the region and lower commodity prices. We planted 277,000 hectares in the region producing 707,000 tons of grains, 7% below last season due to lack of rains in the north of Argentina and in the areas where Brasilagro produces, impacting our yields.

●
Livestock activity, focused on own farms in the Northwest of Argentina and Brazil, closed the year with high levels of meat production and very good results due to a significant improvement in prices in Argentina.

●
During the year we sold 3 fractions of farms in the region for a total amount of USD 75 million, generating a profit of approximately USD 48 million.

●
During the year, we distributed cash dividends for a total amount of ARS 52,000 million and in IRSA shares for the amount of 22.1 million, in addition to treasury shares distributed for approximately 1% of the stock capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 4, 2024